SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DYNAMEX INC.
(Name of Issuer)

Common Stock, Par Value $.01 per share
(Title of Class of Securities)

27784F103
(CUSIP Number)

William Ginivan, Esq.
General Counsel
FBR Capital Markets Corporation
Potomac Tower
1001 Nineteenth Street North
Arlington, VA 22209
 (703) 312-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☑.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

i)	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR CAPITAL MARKETS CORPORATION N/A
ii)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
iii)	SEC USE ONLY
iv)	SOURCE OF FUNDS OO
v)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
vi)	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	vii)	SOLE VOTING POWER 0
	viii)	SHARED VOTING POWER 914,328
	ix)	SOLE DISPOSITIVE POWER 0
	x)	SHARED DISPOSITIVE POWER 914,315
xi)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,315
xii)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
xiii)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.37%
xiv)	TYPE OF REPORTING PERSON CO;HC

(a)	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR ASSET MANAGEMENT HOLDINGS, INC. N/A
(b)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
(c)	SEC USE ONLY
(d)	SOURCE OF FUNDS OO
(e)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(f)	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(g) SOLE VOTING POWER 0
(h) SHARED VOTING POWER 914,315
(i) SOLE DISPOSITIVE POWER 0
(j) SHARED DISPOSITIVE POWER 914,315
(k)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,315
(l)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(m)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.37%
(n)	TYPE OF REPORTING PERSON CO;HC

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR FUND ADVISERS, INC. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 914,315
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 914,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.37%
14	TYPE OF REPORTING PERSON IA

ITEM 1. Security and Issuer.

This Statement relates to the shares of Common Stock, Par Value $.01 per share, (the "Shares"), of Dynamex Inc. (the "Company").  The address of the Company is 1870 Crown Drive, Dallas, Texas 75234.

ITEM 2. Identity and Background.

This Statement is being filed by FBR Capital Markets Corporation ("Capital Markets"), a Virginia corporation; FBR Asset Management Holdings, Inc., a Virginia corporation (“Asset Management Holdings”), and FBR Fund Advisers, Inc. (“Fund Advisers”),  a Delaware corporation registered as an investment adviser with the U.S. Securities and Exchange Commission.  (Capital Markets, Asset Management Holdings and Fund Advisers are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons").  Further information regarding the identity and background of the Reporting Persons is set forth in Exhibit B which is attached hereto.

A. Proceedings.

During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by Fund Advisers directly acting solely on behalf of its investment advisory clients.  Fund Advisers has purchased a total of 914,315 Shares in open-market purchases for an aggregate consideration of $15,599,189 (exclusive of brokerage commissions).  To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

ITEM 4. Purpose of Transactions.

The Reporting Persons have acquired the Shares for investment purposes and will continue to analyze their investment in the Company on an ongoing basis.  As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Company and with third parties that may have an interest in the business affairs of the Company in order to monitor their investment and consider possible strategic alternatives.

In order to obtain the necessary flexibility to have such discussions with management and with relevant third parties, the Reporting Persons have, with this filing, converted their ownership reporting with respect to the Company from filings on Schedule 13G to filings on Schedule 13D.  Depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Company and its Shares.  The Reporting Persons further reserve the right to add to or reduce their holdings in the Company at any time as circumstances warrant without prior notice.

ITEM 5. Interest in Securities of the Issuer.

Based on the Company’s most recent filing on Form 10K for the fiscal year ended July 31, 2010, there were 9,753,483 Shares outstanding.  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) Capital Markets:
914,315	Shared Voting and Shared Dispositive Power (1)	9.37%

(B) Asset Management Holdings:
914,315	Shared Voting and Shared Dispositive Power (2)	9.37%

(C) Fund Advisers:
914,315	Shared Voting and Shared Dispositive Power (3)	9.37%
____________________

(1)
Such Shares are owned by investment advisory clients of Fund Advisers.  Because Capital Markets is the indirect parent of Fund Advisers, Capital Markets could therefore be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(2)
Such Shares are owned by investment advisory clients of Fund Advisers.  Because Asset Management Holdings is the direct corporate parent of Fund Advisers, Asset Management Holdings could therefore be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Such Shares are owned by investment advisory clients of Fund Advisers.  By reason of its investment advisory relationship with such clients, Fund Advisers is deemed to have shared voting and shared dispositive power over such Shares.  The economic interest in such Shares is held by such clients which include FBR Focus Fund, a series of The FBR Funds, an investment company advised by Fund Advisers, which holds in excess of 5% of the Shares.

TRANSACTIONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days except the following transactions, each of which was made in a broker's transaction in the open market:

Reporting Person	Sale/ Purchase	Date	No. of Shares	Price Per Share
Fund Advisers	Purchase	09/08/10	13,000	$12.65

ITEM 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

None.

ITEM 7. Materials Filed as Exhibits.

The following exhibits are attached hereto:

Exhibit A -	Joint Filing Agreement of the Reporting Persons

Exhibit B- Executive Officers and Directors of the Reporting Persons

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this single Statement on Schedule 13D.

FBR CAPITAL MARKETS CORPORATION*

Date:  October 26, 2010                                                                           By:  /s/ Ann Marie Pulsch
Name:  Ann Marie Pulsch
Title:    Corporate Secretary

FBR ASSET MANAGEMENT HOLDINGS, INC.*

Date:  October 26, 2010                                                                           By: /s/ Ann Marie Pulsch
Name: Ann Marie Pulsch
Title:   Corporate Secretary

FBR FUND ADVISERS, INC.*

Date:  October 26, 2010                                                                           By: /s/  Winsor H. Aylesworth
Name:  Winsor H. Aylesworth
Title:  Treasurer and Corporate Secretary

* The Reporting Persons disclaim beneficial ownership in the shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT A

JOINT FILING AGREEMENT AMONG
FBR CAPITAL MARKETS CORPORATION, FBR ASSET MANAGEMENT HOLDINGS, INC. AND
FBR FUND ADVISERS, INC.

Whereas, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

NOW, THEREFORE, the parties hereto agree as follows:

FBR Capital Markets Corporation, FBR Asset Management Holdings, Inc. and FBR Fund Advisers, Inc. do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a statement on Schedule 13D relating to their ownership of the Common Stock, par value $0.01 per share, of Dynamex Inc., and do hereby further agree that said statement shall be filed on behalf of each of them.

FBR CAPITAL MARKETS CORPORATION*

Date:  October 25, 2010                                                                           By: /s/ Ann Marie Pulsch
Name: Ann Marie Pulsch
Title:   Corporate Secretary

FBR ASSET MANAGEMENT HOLDINGS, INC.*

Date:  October 25, 2010                                                                           By: /s/  Ann Marie Pulsch
Name:  Ann Marie Pulsch
Title:    Corporate Secretary

FBR FUND ADVISERS, INC.*

Date:  October 25, 2010                                                                           By: /s/  Winsor H. Aylesworth
Name:  Winsor H. Aylesworth
Title:    Treasurer and Corporate Secretary

*  The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT B

OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

A.  FBR CAPITAL MARKETS CORPORATION

Capital Markets is a financial services holding company organized under the laws of the Commonwealth of Virginia.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Capital Markets are:

Name                                           Title

Richard J. Hendrix                                           President and Chief Executive Officer
Bradley J. Wright                                           Executive Vice President, Chief Financial Officer and Treasurer
William J. Ginivan                                           Executive Vice President and General Counsel
Robert J. Kiernan                                           Senior Vice President, Controller and Chief Accounting Officer
Ann Marie Pulsch                                           Assistant Secretary
Gavin A. Beske                                           Assistant Secretary
Peter R. Geraghty                                           Assistant Secretary
J. Tara Holubar                                           Assistant Secretary

The directors of Capital Markets are:

Name                                           Occupation

Eric F. Billings                                                 Chairman of the Board; Senior Managing Partner of Billings Capital Management
Richard J. Hendrix                                           President and Chief Executive of Capital Markets
Thomas J. Hynes, Jr.                                      Chairman and Chief Executive Officer of Colliers, Meredith & Grew, a commercial real estate services firm
Adam J. Klein                                                  Vice President of Crestview Partners Advisors, LLC, a privateequity firm
Richard A. Kraemer                                         Retired banking and financial services industry executive
Ralph S. Michael III                                         Retired insurance and financial services industry executive
Thomas S. Murphy, Jr.                                    Managing Director of Crestview Partners Advisors, LLC, aprivate equity firm
Arthur J. Reimers                                              Independent investor and business consultant

B.  FBR ASSET MANAGEMENT HOLDINGS

Asset Management Holdings is an entity organized under the laws of the Commonwealth of Virginia.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Asset Management Holdings are:

Name                                           Title

Richard J. Hendrix                                         Chief Executive Officer
Edward M. Wheeler                                      President and Chief Operating Officer
Bradley J. Wright                                           Executive Vice President, Chief Financial Officer and Treasurer
William J. Ginivan                                          Executive Vice President and General Counsel
Frank R. Walker, Jr.                                        Chief Compliance Officer
Robert J. Kiernan                                           Senior Vice President and Chief Accounting Officer
Russell Parker                                                 Chief Marketing and Distribution Officer
Ann Marie Pulsch                                          Corporate Secretary
Gavin A. Beske                                               Assistant Secretary
Peter R. Geraghty                                           Assistant Secretary
J. Tara Holubar                                               Assistant Secretary

The directors of Asset Management Holdings are:

Name                                           Occupation

Richard J. Hendrix                                           President and Chief Executive Officer of Capital Markets
Bradley J. Wright                                            Executive Vice President, Chief Financial Officer and Treasurer of Capital Markets
William J. Ginivan                                           Executive Vice President and General Counsel of Capital Markets

C.  FBR FUND ADVISERS

Fund Advisers is an entity organized under the laws of the State of Delaware.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Fund Advisers are:

Name                                           Title

David H. Ellison                                           President and Chief Executive Officer
Edward M. Wheeler                                    Chief Operating Officer
Bradley J. Wright                                         Executive Vice President and Chief Financial Officer
Winsor H. Aylesworth                                Treasurer and Corporate Secretary
Frank R. Walker, Jr.                                      Chief Compliance Officer
Robert Dean                                                  Senior Vice President
William Barlow Sanders III                          Senior Vice President and Assistant Secretary

The directors of Fund Advisers are:

Name                                           Occupation

David H. Ellison                                           President and Chief Executive Officer of Fund Advisers
Winsor H. Aylesworth                                Treasurer and Corporate Secretary of Fund Advisers